                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1997

                                       OR

             [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
     For the transition period from _________________ to __________________


                         Commission file number 0-08076


            A. Full title of the plan and the address of the plan, if
               different from that of the issuer named below:
               THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN
                38 Fountain Square Plaza, Cincinnati, Ohio 45263

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                              FIFTH THIRD BANCORP
                38 Fountain Square Plaza, Cincinnati, Ohio 45263

                       FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits and financial statements are filed as part of this annual report:

          Exhibit 23          Independent Auditors' Consent

          Exhibit 99 Financial Statements and Supplemental Schedules of The Fifth Third Bancorp Master Profit Sharing Plan for the years ended December 31, 1997 and 1996


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bank Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              THE FIFTH THIRD BANCORP
                              MASTER PROFIT SHARING PLAN


Date: June 30, 1998           By: /s/ MICHAEL K. KEATING
                                 -----------------------
                                 Michael K. Keating
                                 Member, Pension and Profit Sharing Committee

                                                                      Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement
No. 33-55553 of Fifth Third Bancorp on Form S-8 of our report dated May 29, 1998, appearing in this Annual Report on Form 11-K of The Fifth Third Bancorp Master Profit Sharing Plan for the year ended December 31, 1997.



/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 29, 1998

                        --------------------------------------------------------
                        THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

                        Financial Statements and Supplemental Schedules for the Years Ended December 31, 1997 and 1996 and Independent Auditors' Report for Inclusion in the Annual Report (Form 5500) to the Internal Revenue Service

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

INDEX TO
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996                                2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1997 and 1996                                                                                    3

   Notes to Financial Statements                                                                                  4-9

SUPPLEMENTAL SCHEDULES:

   Assets Held for Investment Purposes - Item 27(a) as of December 31, 1997                                      10-11

   Reportable Transactions - Item 27(d) for the Year Ended December 31, 1997                                      12

SUPPLEMENTAL SCHEDULES OMITTED - The following supplemental
   schedules are omitted because of the absence of conditions under which they are required:

   Assets Acquired and Disposed Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default

INDEPENDENT AUDITORS' REPORT


Fifth Third Bancorp and the Trustees of The Fifth Third Bancorp Master Profit
  Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Fifth Third Bancorp Master Profit Sharing Plan (Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as whole.



May 29, 1998

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                          1997                 1996
INVESTMENTS, At fair value (Notes 2,3,4):
  Common stock of Fifth Third Bancorp                                                 $ 45,906,059         $ 16,977,161
  Collective Funds:
    Cash equivalents                                                                     4,449,284            8,125,381
    Fixed income                                                                        64,590,008           61,644,860
    Equity                                                                             117,245,802           95,417,751
  Mutual Funds                                                                          32,458,896           27,867,239
  U.S. Government and agency securities                                                  5,996,851
  Participant notes receivable                                                             491,893               40,626
                                                                                     -------------        -------------
          Total investments                                                            271,138,793          210,073,018

ACCRUED INVESTMENT INCOME                                                                  265,610               92,597

CONTRIBUTIONS RECEIVABLE FROM
  SUBSIDIARIES OF FIFTH THIRD BANCORP                                                    2,660,736                    -

CONTRIBUTIONS RECEIVABLE FROM PARTICIPANTS                                                       -              222,029

CASH (OVERDRAFT)                                                                               978               (4,038)

OTHER LIABILITY (Note 4)                                                                         -           (1,004,143)
                                                                                     -------------        -------------
NET ASSETS AVAILABLE FOR BENEFITS                                                    $ 274,066,117        $ 209,379,463
                                                                                     =============        =============

See notes to financial statements.

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                           1997                 1996
ADDITIONS:
  Income from investments:
    Interest                                                                           $   659,602         $    617,557
    Dividends                                                                            1,401,101            1,698,824
    Net appreciation in fair value of
      investments (Note 3)                                                              59,438,703           24,049,358
                                                                                     -------------        -------------
           Total income from investments                                                61,499,406           26,365,739
                                                                                     -------------        -------------

  Contributions from subsidiaries of Fifth Third Bancorp-
    (net of participants' elective cash payments of $0 and
    $2,862,969 in 1997 and 1996, respectively (Note 1)                                  11,252,504           17,895,857
  Contributions from participants (Note 1)                                               6,946,111            5,755,052
                                                                                     -------------        -------------
           Total contributions                                                          18,198,615           23,650,909
                                                                                     -------------        -------------

  Other                                                                                    115,586
  Transfer of plan assets from acquired banks (Note 5)                                   2,577,473            3,176,920
                                                                                     -------------        -------------
           Total additions                                                              82,391,080           53,193,568
                                                                                     -------------        -------------

DEDUCTIONS:
  Benefits paid to participants (Note 1)                                               (17,591,057)         (14,656,636)
  Other disbursements                                                                     (113,369)             (93,761)
                                                                                     -------------        -------------
           Total deductions                                                            (17,704,426)         (14,750,397)
                                                                                     -------------        -------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                           64,686,654           38,443,171

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                    209,379,463          170,936,292
                                                                                     -------------        -------------

  End of year                                                                        $ 274,066,117        $ 209,379,463
                                                                                     =============        =============

See notes to financial statements.

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following brief description of The Fifth Third Bancorp Master Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a defined contribution profit sharing plan with separate accounts maintained for each participant. Each regular employee of a participating Fifth Third Bancorp ("Bancorp") subsidiary, if employed before November 1, 1996, automatically became a participant on the first payroll date after becoming an employee. Employees whose employment commenced on or after November 1, 1996 shall become participants after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The original Plan became effective December 31, 1954 and was last amended in its entirety effective November 1, 1996. As a result of this amendment, modifications to vesting, funding, and contributions became effective on January 1, 1997.

      ADMINISTRATION - The Fifth Third Bank, a wholly-owned subsidiary of Bancorp, serves as the trustee of the Plan. The investment assets of the Plan are held in separate trust funds by Fifth Third Investment Advisors where such assets are managed.

      FUNDING AND VESTING - The Bancorp's contribution to the Plan is an amount determined annually by the Board of Directors of the Bancorp.

      The contribution by the Bancorp and any nonvested balances remaining in the accounts of participants who terminate their employment are allocated to participants in the proportion that the compensation of each participant bears to the compensation of all participants for the Plan year.

      Gains and losses under the Plan, including income from investments and changes in the market value of investments, are allocated to participants in proportion to their respective interests in the Plan as of the preceding valuation date, reduced by any payments to retired participants made during the period.

      During 1996, participants could elect to receive up to 50% of their allocation of Bancorp contributions in cash (elective cash payments) rather than having it credited to their account. Elective cash payments totaled $2,862,969 for the year ended December 31, 1996 and have been excluded from contributions and benefits paid in the accompanying statements of changes in net assets available for benefits. Elective cash options were frozen on December 31, 1996 and this option was eliminated.

      For the 1996 Plan year, the elective portion of Bancorp contributions credited to participants accounts is vested immediately. The remaining portion of Bancorp contributions, under the frozen vesting account, become vested 30% after three full years of participation, an additional 10% after the fourth year, and an additional 20% each year thereafter until fully vested.

      For the 1997 Plan year, Bancorp contributions, as a percentage of annual salary, are allocated to eligible employees according to the following schedule:


          0% - Less than one year of service
         25% - One year of service, but less than two years of service
         50% - Two years of service, but less than three years of service 75% - Three years of service, but less than four years of service
        100% - Four years of service or more

      Employees are 100% vested in these contributions.

      The Plan permits voluntary contributions from participants up to 8% of their compensation, subject to statutory limitations. Such contributions are credited directly to the participants' accounts and are fully vested. Contributions may be allocated to the available investment options at the discretion of the participant.

      TERMINATION - Although it has not expressed its intention to do so, the Fifth Third Bank has the right under the Plan to discontinue the contributions of any participating Bancorp subsidiary at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. If the Plan were to be terminated, the value of the proportionate interest of each participant would be determined as of the date of termination, and this amount would be fully vested and nonforfeitable.

      BENEFITS - The Plan provides for payment of normal retirement benefits of accumulated vested amounts upon reaching age 65 and has provisions for early withdrawals of vested benefits in instances of early retirement, disability, death, termination of employment, and financial hardship. Benefits are generally payable in the form of lump-sum payments or periodic payments.

      BENEFITS PAYABLE - Benefits payable, consisting of amounts owed but not paid as of December 31 for payments to terminated employees, are not recorded as a liability within the financial statements. Benefits payable as of December 31, 1997 and 1996 were $2,119,798 and $1,009,252, respectively.

      TAX STATUS - The Internal Revenue Service has determined and informed the Bancorp by a letter dated September 18, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      INVESTMENT OPTIONS - The Balanced Fund is the basic investment option which is offered to participants. The Balanced Fund contains investments in collective funds invested in money market accounts, equity securities, guaranteed investment contracts, mutual funds and other fixed income securities. The Plan also allows the common stock of Fifth Third Bancorp as an investment option within the Balanced Fund for all participants. Participants who are age 50 and older or become permanently disabled may elect, within specified time periods, to invest their accounts in a Conservative Fund which contains investments in U.S. Government Securities, and collective funds invested in money market accounts, guaranteed investment contracts, U.S. Government Securities and other fixed income securities. In 1990, a fund was established to hold the assets of the merged First Ohio Bancshares Profit Sharing Plan. This Stock Fund contains investments in money market accounts and Fifth Third Bancorp common stock. In 1993, two new funds were established, the Fountain Square Quality Growth Fund and the Fountain Square Mid Cap Fund. In 1994, the Fountain Square International Equity Fund was established. The addition of these funds was made to allow Bancorp employees to choose from six investment options, (Balanced, Conservative, Quality Growth, Mid Cap,

      Stock, and International Equity) with their contributions. The Quality Growth, Mid Cap and International Equity funds are mutual funds. During 1996, the Participant Loan Fund was established.

      PARTICIPANT NOTES RECEIVABLE - Effective as of November 1, 1996, participants may borrow from certain of their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the nonforfeitable portion of their account balance. Loan transactions are treated as a transfer to
      (from) the investment fund from (to) the Participant Loan Fund. Each loan, by its terms, is required to be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the rate charged by the Bank on a similar loan as determined quarterly by the plan administrator. Interest rates on loans originated during 1997 were 9.50% (prime + 1%). Principal and interest is paid by the participant through payroll deductions authorized by the participant.

The following summarizes the activity and balances of the Plan's seven funds:


                                        BALANCED     CONSERVATIVE     STOCK         QUALITY
                                           FUND           FUND         FUND       GROWTH FUND
Net assets available for benefits
  at December 31, 1995               $ 142,098,572  $ 17,342,847  $  5,454,727    $ 2,335,729
Income from investments                 22,516,870       750,245     1,737,601        679,346
Contributions                           20,403,218      (261,328)    1,013,867      1,040,602
Benefits paid to participants
  and other disbursements               (9,553,775)   (1,834,159)   (2,513,426)      (324,362)
Interfund transfers                     (2,115,984)    1,002,308       291,347        431,354
Transfers of plan assets
  from acquired banks                      876,058        33,430     2,007,503        124,686
                                     -------------  ------------  ------------    -----------
Net assets available for benefits
  at December 31, 1996                 174,224,959    17,033,343     7,991,619      4,287,355

Income from investments                 48,132,674       961,374     8,979,065      1,835,994
Contributions                           10,619,044       775,104     3,562,515      1,671,613
Other                                                    115,586
Benefits paid to participants
  and other disbursements              (12,333,280)   (3,083,323)     (946,140)      (669,417)
Interfund transfers                     (1,003,133)   (1,000,300)      701,914      1,260,416
Transfers of plan assets
  from acquired banks                    1,349,130        65,161       402,557        403,428
                                     -------------  ------------  ------------    -----------
Net assets available for benefits
  at December 31, 1997               $ 220,989,394  $ 14,866,945  $ 20,691,530    $ 8,789,389
                                     =============  ============  ============    ===========




                                       MID CAP     INTERNATIONAL  PARTICIPANT
                                        FUND        EQUITY FUND   LOAN FUNDS          TOTAL
Net assets available for benefits
  at December 31, 1995                $ 2,736,380     $ 968,037                  $ 170,936,292
Income from investments                   591,162        90,506   $       9         26,365,739
Contributions                           1,055,039       399,511                     23,650,909
Benefits paid to participants
  and other disbursements                (403,052)     (121,623)                   (14,750,397)
Interfund transfers                       282,100        68,258      40,617
Transfers of plan assets
  from acquired banks                      86,932        48,311                      3,176,920
                                      -----------   -----------   ---------      -------------
Net assets available for benefits
  at December 31, 1996                  4,348,561     1,453,000      40,626        209,379,463

Income from investments                 1,477,761       106,425       6,113         61,499,406
Contributions                           1,074,852       495,487                     18,198,615
Other                                                                                  115,586
Benefits paid to participants
  and other disbursements                (524,881)     (147,385)                   (17,704,426)
Interfund transfers                      (208,786)     (195,265)    445,154
Transfers of plan assets
  from acquired banks                     237,829       119,368                      2,577,473
                                      -----------   -----------   ---------      -------------
Net assets available for benefits
  at December 31, 1997                $ 6,405,336   $ 1,831,630   $ 491,893      $ 274,066,117
                                      ===========   ===========   =========      =============

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      GENERAL - The accounting records of the Plan are maintained on the accrual basis of accounting.

      VALUATION OF INVESTMENTS - Quoted market prices are used to value equity securities and mutual funds. The fair values of bonds are based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of collective funds is based on the fair market value of investments in the fund.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INVESTMENTS

      Investments representing more than five percent of net assets at December 31, 1997 and 1996 are as follows:

                                                                                          FAIR VALUE
                                                                                -------------------------------
                                                                                    1997                1996
Fifth Third Bank Common Stock Fund for Employee
  Benefit Plans                                                                 $ 87,923,276       $ 69,529,914
Fifth Third Bank Fixed Income Fund for Employee
  Benefit Plans                                                                   64,590,008         47,132,399
Fifth Third Bank Middle Capitalization Fund for Employee
  Benefit Plans                                                                   29,322,527         25,887,838
Fountain Square International Equity Fund                                         17,264,986         19,318,107
Fifth Third Bancorp common stock                                                  45,906,059         16,977,161
U.S. Government Securities Fund for Employee Benefit Plans                             -             14,512,461
G.I.C. Fund for Employee Benefit Plans                                             3,763,050          6,836,055

      The following table represents the net appreciation in fair value of investments for the Plan for the years ended December 31:

                                                                                     1997              1996
Net appreciation in fair value of investments:
  Common stock of Fifth Third Bancorp                                           $ 19,910,653        $ 3,656,131
  Collective funds - fixed income and equity                                      28,529,553         19,251,106
  Mutual funds                                                                    10,985,623          1,142,121
  U.S. Government and agency securities                                               12,874
                                                                                ------------       ------------
Total                                                                           $ 59,438,703       $ 24,049,358
                                                                                ============       ============


4.    TRANSACTIONS WITH RELATED PARTIES

      The Fifth Third Bank provides the Plan with certain accounting and administrative services for which no fees are charged.

      At December 31, 1997 and 1996, the Plan held 561,542 and 405,421 shares of Fifth Third Bancorp common stock, respectively, with fair values of $45,906,059 and $16,977,161, respectively (see Note 1).

      During 1996, the Bancorp made a mistaken contribution to the Plan in the amount of $1,004,143 due to an error in computation. As authorized by ERISA Section 403(c)(2)(A) and the governing plan documents, this amount was refunded by the Plan to the Bancorp in 1997 and is shown as a liability at December 31, 1996.

5.    PLAN ASSETS FROM ACQUIRED BANKS

      During 1997, approximately $2,577,000 was transferred to the Plan as a result of the previous acquisition of 1st Nationwide Bank. During 1996, approximately $3,177,000 was transferred to the Plan as a result of the previous acquisitions of Cumberland Federal Bancorporation, Inc. and certain branches of NBD.

                                   * * * * * *

                                                                    SUPPLEMENTAL
                                                                        SCHEDULE

THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

ASSETS HELD FOR INVESTMENT PURPOSES -  ITEM 27(a)
AS OF DECEMBER 31, 1997
--------------------------------------------------------------------------------

          PAR VALUE/
            NO. OF                                                                                                    CURRENT
            SHARES  ASSET DESCRIPTION                                                              COST               MARKET
                    BALANCED FUND

                    COLLECTIVE FUNDS - CASH EQUIVALENTS:
            605,662   Fifth Third Banksafe Trust                                              $    605,662         $    605,662
                                                                                              ------------         ------------
                    COLLECTIVE FUNDS - FIXED INCOME:
          1,529,821   Fifth Third Bank Fixed Income Fund for Employee Benefit Plans             44,024,169           59,617,124
                                                                                              ------------         ------------
                    COLLECTIVE FUNDS - EQUITY:
            376,078   Fifth Third Bank Common Stock Fund for Employee Benefit Plans             33,023,420           87,923,276
            387,659   Fifth Third Bank Middle Capitalization Fund for Employee Benefit Plans    12,334,713           29,322,527
                                                                                              ------------         ------------
                               Total Collective Funds - Equity                                  45,358,133          117,245,803
                                                                                              ------------         ------------
            317,100 COMMON STOCK - Fifth Third Bancorp                                          10,489,077           25,922,925
                                                                                              ------------         ------------
          1,486,861 MUTUAL FUNDS - Fountain Square International Equity Fund                    14,946,000           15,433,613
                                                                                              ------------         ------------
                               Total Balanced Fund                                             115,423,041          218,825,127
                                                                                              ------------         ------------

                                                                    SUPPLEMENTAL
                                                                        SCHEDULE
THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a)
AS OF DECEMBER 31, 1997
--------------------------------------------------------------------------------

          PAR VALUE/
            NO. OF                                                                                                       CURRENT
            SHARES  ASSET DESCRIPTION                                                               COST                  MARKET
                    CONSERVATIVE FUND

                    COLLECTIVE FUNDS - CASH EQUIVALENTS:
          3,763,050   GIC Fund for Employee Benefit Plans                                       $ 3,763,050            $ 3,763,050
                                                                                               ------------          -------------

                    COLLECTIVE FUNDS - FIXED INCOME:
            127,608   Fifth Third Bank Fixed Income Fund for Employee Benefit Plans               3,541,921              4,972,884
                                                                                               ------------          -------------

                    BONDS:
            500,000   Tennessee Valley Authority, 1993 Series B, 5.125%, due March 4, 1998          497,799                499,530
            500,000   U.S. Treasury Note, 5.5%, due April 15, 2000                                  487,916                498,125
          1,700,000   U.S. Treasury Note, 5.0%, due January 31, 1999                              1,694,431              1,688,321
            500,000   U.S. Treasury Note, 5.875%, due August 15, 1998                               500,742                500,780
            400,000   U.S. Treasury Note, 5.5%, due November 15, 1998                               402,000                399,376
            400,000   U.S. Treasury Note, 5.0%, due February 15, 1998                               400,187                397,124
            500,000   U.S. Treasury Note, 6.25%, due April 30, 2001                                 507,188                507,815
            500,000   U.S. Treasury Note, 5.875%, due November 30, 2001                             502,892                502,345
            500,000   U.S. Treasury Note, 5.875%, due February 15, 2000                             501,484                502,030
            500,000   U.S. Treasury Note, 5.875%, due July 31, 1999                                 499,395                501,405
                                                                                               ------------          -------------
                               Total Bonds                                                        5,994,034              5,996,851
                                                                                               ------------          -------------

                               Total Conservative Fund                                           13,299,005             14,732,785
                                                                                               ------------          -------------

                    STOCK FUND

             80,572 COLLECTIVE FUNDS - CASH EQUIVALENTS - Fifth Third Banksafe Trust                 80,572                 80,572
            244,442 COMMON STOCK - Fifth Third Bancorp                                            6,650,434             19,983,134
                                                                                               ------------          -------------
                               Total Stock Fund                                                   6,731,006             20,063,706
                                                                                               ------------          -------------

                    QUALITY GROWTH FUND

            485,038 MUTUAL FUNDS - Fountain Square Quality Growth Fund                            6,992,563              8,788,889
                                                                                               ------------          -------------
                               Total Quality Growth Fund                                          6,992,563              8,788,889
                                                                                               ------------          -------------

                    MIDDLE CAPITALIZATION FUND

            387,010 MUTUAL FUNDS - Fountain Square Middle Capitalization Fund                     5,086,625              6,405,020
                                                                                               ------------          -------------
                               Total Middle Capitalization Fund                                   5,086,625              6,405,020
                                                                                               ------------          -------------

                    INTERNATIONAL EQUITY FUND

            176,433 MUTUAL FUNDS - Fountain Square International Equity Fund                      1,841,990              1,831,373
                                                                                               ------------          -------------
                               Total International Equity Fund                                    1,841,990              1,831,373
                                                                                               ------------          -------------

                    LOAN FUND
                    PARTICIPANT NOTES RECEIVABLE (interest rate 9.50%)                                                     491,893
                                                                                                                     -------------
                               Total Loan Fund                                                                             491,893
                                                                                                                     -------------

                    TOTAL                                                                                            $ 271,138,793
                                                                                                                     =============

                                                                    SUPPLEMENTAL
                                                                        SCHEDULE
THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN

REPORTABLE TRANSACTIONS* - ITEM 27(d)
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                           AGGREGATE      AGGREGATE     AGGREGATE
                                                                           PURCHASE        SELLING       COST OF      AGGREGATE
DESCRIPTION OF ASSET                                                         PRICE          PRICE      ASSETS SOLD   GAIN/(LOSS)
SERIES OF TRANSACTIONS:
  Fifth Third Bank Fixed Income Fund for Employee Benefit Plans          $ 13,724,875   $ 1,302,256    $   951,016    $ 351,240
    Number of transactions                                                          6             4

  Fifth Third Banksafe Trust                                               10,268,501    10,871,592     10,871,592
    Number of transactions                                                         15            21
SINGLE TRANSACTIONS:
  None

* A reportable transaction is any transaction during the plan year, with respect to any plan asset, involving an amount in excess of 5% of the fair value of net plan assets at the beginning of the plan year. This schedule includes security transactions that are a part of a series of transactions involving securities of the same issue during the plan year, where the aggregate amount involved in the transactions exceeds 5% of the current value of net plan assets at the beginning of the plan year.